UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)(1)*
                 -------------------------------
                  SYSTEMEONE TECHNOLOGIES, INC.
                        (Name of Issuer)

                  Common Stock, $.001 par value
                 (Title of Class of Securities)

                           81787Q 10 4
                         (CUSIP Number)
                --------------------------------
                       Howard Kailes, Esq.
                      Krugman & Kailes LLP
                     Park 80 West-Plaza Two
                 Saddle Brook, New Jersey 07663
                         (201) 845-3434
    (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)
                 -------------------------------

                         August 7, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                                                        ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------
(1) Constitutes Amendment No. 2 to the Schedule 13G filed jointly by Hanseatic Americas LDC, Hansabel Partners LLC, Hanseatic
     Corporation and Wolfgang Traber.

CUSIP NO. 81787Q 10 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Americas LDC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     2,861,913 (see footnote 1)

8    SHARED VOTING POWER

     -- (see footnote 2)

9    SOLE DISPOSITIVE POWER

     2,861,913 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     -- (see footnote 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,861,913 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

         x     (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.6% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      OO

-----------------
(1) Represents: (a) 2,108,114 shares (the "Series C Conversion Shares") issuable upon conversion of Series C Convertible Preferred Stock; (b) 289,514 shares (the "Series D Conversion Shares") issuable upon conversion of Series D Convertible Preferred Stock; (c) 285,714 shares (the "May Warrant Shares") issuable upon exercise of warrants extended by the Issuer on May 2, 2000 and exercisable within 60 days of the date hereof; and (d) 178,571 shares issuable upon exercise of warrants extended by the Issuer on August 7, 2000 and exercisable within 60 days of the date hereof (together with the Series C Conversion Shares, the Series D Conversion Shares, and the May Warrant Shares, the "Conversion Shares").

(2) Excludes an aggregate of approximately 3,958,700 shares (the "Agreement Shares") that are subject to a shareholders agreement, consisting of: (i) 2,054,985 shares beneficially owned by Pierre Mansur, as reported in the Issuer's proxy statement with respect to its annual meeting of shareholders held June 29, 2000; and (ii) an aggregate of 1,903,715 shares beneficially owned by Environmental Opportunities Fund II L.P., Environmental Opportunities Fund II (Institutional) L.P. and affiliates (consisting of an aggregate of 1,149,916 shares issuable upon conversion of Series B Convertible Preferred Stock, 289,514 shares issuable upon conversion of Series D Convertible Preferred Stock, 285,714 shares issuable upon exercise of warrants extended by the Issuer on May 2, 2000 and exercisable within 60 days of the date hereof and 178,571 shares issuable upon exercise of warrants extended by the Issuer on August 7, 2000 and exercisable within 60 days of the date hereof. Also excludes shares (the "Additional Warrant Shares") issuable upon exercise of warrants that will be extended by the Issuer in the event it does not discharge certain indebtedness prior to February 7, 2002, subject to the conditions thereto.

(3) Based upon an aggregate of 4,742,923 shares outstanding on August 7, 2000 plus the Conversion Shares.

CUSIP NO. 81787Q 10 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hansabel Partners LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     2,861,913 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

      --

10   SHARED DISPOSITIVE POWER

     2,861,913 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,861,913 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

        x       (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.6% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      OO

-----------------
(1)  Represents shares beneficially owned by Hanseatic Americas
     LDC; Hansabel Partners LLC is the sole managing member of Hanseatic Americas LDC.

(2)  Excludes the Agreement Shares and the Additional Warrant
     Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on August 7, 2000 plus the Conversion Shares.

CUSIP NO. 81787Q 10 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     2,861,913 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

      --

10   SHARED DISPOSITIVE POWER

     2,861,913 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,861,913 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

        x       (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.6% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      CO
-----------------
(1)  Represents shares beneficially owned by Hansabel Partners
     LLC; Hanseatic Corporation is the sole managing member of Hansabel Partners LLC.

(2)  Excludes the Agreement Shares and the Additional Warrant
     Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on August 7, 2000 plus the Conversion Shares.

CUSIP NO. 81787Q 10 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     2,861,913 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

      --
10   SHARED DISPOSITIVE POWER

     2,861,913 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,861,913 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

        x         (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.6 % (see footnote 3)

14    TYPE OF REPORTING PERSON*

      IN

-----------------
(1)  Represents shares beneficially owned by Hanseatic
     Corporation; Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)  Excludes the Agreement Shares and the Additional Warrant
     Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on August 7, 2000 plus the Conversion Shares.

                     INTRODUCTORY STATEMENT


     Pursuant to Reg. Section 240.13d-2, this Amendment No. 1 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated May 2, 2000 (the "Initial Statement on Schedule 13D"), filed jointly by Hanseatic Americas LDC ("Americas"), Hansabel Partners LLC ("Hansabel"), Hanseatic Corporation ("Hanseatic") and Wolfgang Traber ("Traber"), and therefore does not restate the items therein in their entirety. No person or entity reporting hereunder shall be responsible for the completeness or accuracy of any information contained in the Initial Statement on Schedule 13D, as amended herein, with respect to any other person or entity.

Item 1.   Security and Issuer
          -------------------

     The securities to which this statement relates are shares of the common stock, $.001 par value (the "Common Stock"), of SystemOne Technologies, Inc., a Florida corporation (the
"Corporation"). The principal executive offices of the Corporation are located at 8305 N.W. 27th Street, Suite 107, Miami, Florida
33122.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The funds, in the amount of $1,250,000 (the "Loan"), loaned by Americas to the Corporation on August 7, 2000 (the "Closing Date"), in connection with which the Corporation issued warrants (the "August Warrants") to Americas to acquire shares of Common Stock, were obtained by Americas from a loan facility provided by M.M. Warburg & CO. Luxembourg S.A.


Item 4.   Purpose of Transaction
          ----------------------
     Under the August Warrants, Americas may, during the five years after the Closing Date, acquire up to 357,143 shares of Common Stock, at a price per share of $3.50, subject to adjustment (together with the number of Warrant Shares) in accordance with the terms thereof. The August Warrants provide that, prior to nine months from the Closing Date, Americas may not exercise the Warrants to acquire more than 50% of the maximum number of shares issuable thereunder and that, prior to the first anniversary of the Closing Date, Americas may not exercise the Warrants to acquire more than 75% of the maximum number of shares issuable thereunder. The Warrants further provide that, in the event the Loan is repaid prior to nine months from the Closing Date, the Warrants may not thereafter be exercised to acquire more than 50% of the maximum number of shares issuable thereunder and, in the event the Loan is repaid prior to the first anniversary of the Closing Date, the Warrants may not thereafter be exercised to acquire more than 75% of the maximum number of shares issuable thereunder.

     In addition, the Corporation has agreed that, in the event it does not repay the Loan on or prior to February 7, 2002, the Corporation will issue to Americas additional warrants (the "Additional Warrants") to acquire up to 357,143 shares of Common Stock, at a price per share of $3.50, subject to adjustment (together with such number of shares) as set forth in the loan agreement dated August 7, 2000 (the "Loan Agreement") entered into by the Corporation with Americas and Environmental Opportunities Fund II, L.P. ("Environmental") and Environmental Opportunities Fund II (Institutional), L.P. ("Institutional"). The issuance of the Additional Warrants remains subject to any shareholder approval required under applicable rules of The Nasdaq Stock Market. All parties to the Shareholders Agreement described under the Initial Statement on Schedule 13D have agreed to grant any such approval.

     Except as stated in response to Item 4 of the Initial Statement on Schedule 13D, as amended herein, none of Americas, Hanseatic, Hansabel nor Traber, nor, to the best of the knowledge of Americas, any of the executive officers or directors listed on Annex 1 to the Initial Statement on Schedule 13D, have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) As of August 22, 2000, Americas beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 2,861,913 shares (the "Americas Shares") of Common Stock, constituting, to the best of the knowledge of Americas, 37.6% of the issued and outstanding shares of Common Stock. Such shares represent: (i) 2,108,114 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, $1.00 par value ("Series C Preferred Stock"), of the Corporation; (ii) 289,514 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, $1.00 par value ("Series D Preferred Stock"), of the Corporation;
(iii) 285,714 shares of Common Stock issuable upon exercise of warrants (the "May Warrants") extended by the Corporation on May 2, 2000 and exercisable within 60 days of the date hereof; and
(iv) 178,571 shares issuable upon exercise of the August Warrants and exercisable within 60 days of the date hereof. Such shares exclude approximately 3,958,700 shares (the "Agreement Shares") subject to the Shareholders Agreement dated May 2, 2000 (the "Shareholder Agreement") entered into by the Corporation with certain of its shareholders (including Americas), consisting of:
(i) 2,054,985 shares beneficially owned by Pierre Mansur (as reported in the Corporation's proxy statement with respect to its annual meeting of shareholders held June 29, 2000); and (ii) an aggregate of 1,903,715 shares beneficially owned by Environmental and Institutional and their affiliates (consisting of an aggregate of 1,149,916 shares issuable upon conversion of Series B Preferred Stock, $1.00 par value, of the Corporation, 289,514 shares issuable upon conversion of Series D Preferred Stock, 285,714 shares issuable upon exercise of warrants extended by the

Corporation on May 2, 2000 and exercisable within 60 days of the date hereof, and 178,571 shares issuable upon exercise of warrants extended by the Corporation on August 7, 2000 and exercisable within 60 days of the date hereof). Such shares also exclude shares issuable to Americas upon exercise of the Additional Warrants and shares issuable upon exercise of warrants that the Corporation is obligated to extend to Environmental and Institutional in the same circumstances.

     Hansabel is the managing member of Americas and, accordingly, may be deemed beneficially to own the Americas Shares, constituting, to the best of the knowledge of Hansabel, 37.6% of the issued and outstanding shares of Common Stock.

     Hanseatic is the managing member of Hansabel and, accordingly, may be deemed beneficially to own the Americas
Shares, constituting to the best of the knowledge of Hanseatic, 37.6% of the issued and outstanding shares of Common Stock.

     Traber holder in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Americas Shares, constituting, to the best of the knowledge of Traber, 37.6% of the issued and outstanding shares of Common Stock.

     (b) Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Americas are held by Americas with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

     Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Hansabel are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

     Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Hanseatic are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

     Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

     (c) On the Closing Date, the Corporation issued the August Warrants to Americas in connection with the advance of the Loan by Americas to the Corporation in a privately negotiated transaction. Pursuant to the transactions consummated on the Closing Date, the Corporation has also issued to Americas 2,837 shares of Series C Preferred Stock and 133 shares of Series D Preferred Stock, constituting accrued dividends on the shares held by Americas. In addition, as a result of the Corporation's transactions with Americas, Environmental and Institutional consummated on the Closing Date, the terms of conversion or exercise, as the case may be, of the Series C Preferred Stock, Series D Preferred Stock and the May Warrants held by Americas were adjusted in accordance with the provisions thereof.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          -------------------------------------------------------

     In connection with the issuance of the August Warrants, the Corporation extended certain registration rights to Americas, which obligate the Corporation to register with the Securities and Exchange Commission the shares of Common Stock issuable upon exercise of the August Warrants and the Additional Warrants, and to maintain the effectiveness of such registration until two years from the date of exercise of the last August Warrant or Additional Warrant to be exercised.

     Except as stated in the Initial Statement on Schedule 13D, as amended herein, none of Americas, Hansabel, Hanseatic nor Mr. Traber, nor, to the best of the knowledge of Americas, any of the executive officers or directors listed on Annex 1 to the Initial Statement on Schedule 13D, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.


Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

     Exhibit A -    Agreement pursuant to Rule 13d-1(k)(1)(iii).

     Exhibit B -    Warrant Certificate dated August 7, 2000
                    issued by the Corporation to Americas.

     Exhibit C -    Loan Agreement dated as of August 7, 2000
                    among the Corporation and Americas,
                    Environmental and Institutional.

     Exhibit D -    Letter Agreement dated August 7, 2000 among
                    the Corporation, Americas, Environmental,
                    Institutional, Pierre Mansur, Paul Mansur,
                    Environmental Opportunities Fund (Cayman) LP and Environmental Opportunities Fund LP.

                            SIGNATURE
                           -----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                              HANSEATIC AMERICAS LDC

                              By:  Hansabel Partners LLC

                              By:  Hanseatic Corporation


Dated:  August 22, 2000       By   s/Wolfgang Traber
                                   ---------------------

                              HANSABEL PARTNERS LLC

                              By:  Hanseatic Corporation


Dated:  August 22, 2000       By   s/Wolfgang Traber
                                   ---------------------

                              HANSEATIC CORPORATION

Dated:  August 22, 2000       By   s/Wolfgang Traber
                                   ---------------------


Dated:  August 22, 2000       s/Wolfgang Traber
                              ----------------------------
                              Wolfgang Traber

                        INDEX TO EXHIBITS


     Exhibit A -    Agreement pursuant to Rule 13d-1(k)(1)(iii).

     Exhibit B -    Warrant Certificate dated August 7, 2000
                    issued by the Corporation to Americas.

     Exhibit C -    Loan Agreement dated as of August 7, 2000
                    among the Corporation and Americas,
                    Environmental and Institutional.

     Exhibit D -    Letter Agreement dated August 7, 2000 among
                    the Corporation, Americas, Environmental,
                    Institutional, Pierre Mansur, Paul Mansur,
                    Environmental Opportunities Fund (Cayman) LP and Environmental Opportunities Fund LP.